FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official notice dated November 24, 2010.

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 917 538 100 34 917 538 000 Fax 34 913 489 494 www.repsol.com

An increase of 23.53 percent

REPSOL APPROVES AN INTERIM DIVIDEND OF 0.525 EUROS PER SHARE

Repsol YPF, S.A.’s Board of Directors today agreed to distribute a gross interim dividend of 0.525 euros per share from the 2010 earnings.

This dividend represents a 23.53% increase compared to the previous year and would be equivalent to a total dividend of 1.05 euros per share for the year 2010.

This dividend reflects the positive development in the company’s earnings throughout 2010 and is in accordance with the Repsol’s policy of financial discipline combined with appropriate shareholder return, as laid out in the company’s strategic plan.

Payment will be made on January 13(*).

Additionally, the Board of Directors was informed of the appointment of Jose Manuel Carrera Panizzo as representative of Pemex Internacional España on the Board of Directors and its Committees, replacing Raul Cardoso Maycotte.

(*)	Information for holders of American Depositary Shares (ADSs): The interim gross dividend will be transferred to the Depositary, Bank of New York Mellon, on January 13, 2011. Owners of records of ADSs at the close of business on January 12, 2011, will be entitled to receive the dividend when payable by the Bank of New York Mellon, which is expected to be on January 24, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 24th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer